UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: April 28, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon announces tender offer for five series of subordinated notes

Schiphol, April 28, 2026 -
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR IN OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW).

Aegon Ltd. (the Offeror) announces today its invitation to holders of its outstanding subordinated notes as described below (the Notes and each a Series) to tender their Notes for purchase by the Offeror for cash (each such invitation an Offer and, together, the Offers). The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 28 April 2026 (the Tender Offer Memorandum) prepared by the Offeror and are subject to the offer restrictions set out herein and as more fully described in the Tender Offer Memorandum.

The full tender offer launch announcement and the Tender Offer Memorandum are (subject to distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used in this announcement, but not defined, have the meanings given to them in the Tender Offer Memorandum.

Rationale for the Offers

The purpose of the Offers is to enable the Offeror to manage its outstanding liability structure and financial leverage.

Details of the Offers

A summary of certain of the terms of the Offers appears below:

Description of the Notes	First Call Date	Current Coupon	ISIN / Common Code	Aggregate Principal Amount Outstanding	Purchase Price	Final Acceptance Amount
EUR 950,000,000 Perpetual Capital Securities	15 July 2014	3.269 per cent.	NL0000116150 / 019600882	EUR 520,805,700	80.25 per cent.	An aggregate principal amount to be announced as soon as reasonably possible on 8 May 2026
USD 500,000,000 Perpetual Capital Securities	15 July 2014	4.257 per cent.	NL0000116168 / 019600971	USD 500,000,000	78.75 per cent.
NLG 250,000,000 Perpetual Cumulative Subordinated Bonds 1995	8 June 2005	3.568 per cent.	NL0000120004 / 5760640	NLG 250,000,000	89.625 per cent.
NLG 300,000,000 Perpetual Cumulative Subordinated Bonds 1996	14 October 2008	1.425 per cent.	NL0000121416 / 6952704	NLG 300,000,000	81.50 per cent.
NLG 450,000,000 Perpetual Cumulative Subordinated Bonds 1996	4 March 2011	0.496 per cent.	NL0000120889 / 6352081	NLG 450,000,000	75.00 per cent.

* The Offeror will pay the Purchase Price and Accrued Interest for (i) the 2004 EUR Notes, the 1995 NLG Notes, the October 1996 NLG Notes and the February 1996 NLG Notes in euro and (ii) the 2004 USD Notes in US Dollars.

Indicative timing for the Offers

The Offers commence today and the Expiration Deadline shall be 17:00 CEST on Thursday, 7 May 2026. The Final Acceptance Amount, Series Acceptance Amount and Results will be announced as soon as reasonably possible on Friday, 8 May 2026, with the Settlement Date expected to be Monday, 11 May 2026.

Noteholders are advised to carefully read the Tender Offer Memorandum for full details of and information on the procedures for participating in the relevant Offer. More information about the Offers can also be found in the tender offer launch announcement published at https://deals.is.kroll.com/aegon.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to any Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the relevant Offer. None of the Offeror, the Dealer Manager or the Tender Agent makes any recommendation whether Noteholders should tender Notes pursuant to any Offer.
OFFER AND DISTRIBUTION RESTRICTIONS
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions. Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or a solicitation of an offer to sell the Notes (and tenders of Notes in the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

  Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.
  Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.
  Changes in the performance of financial markets, including emerging markets, such as:
    The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.
    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.
    The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.
    The impact from volatility in credit, equity, and interest rates.
  Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties.
  The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.
  The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.
  The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.
  The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends.
  Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.
  Changes affecting interest rate levels and low or rapidly changing interest rate levels.
  Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
  The effects of global inflation, or inflation in the markets where Aegon operates.
  Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.
  Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.
  Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business.
  The frequency and severity of insured loss events.
  Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.
  Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.
  Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
  Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.
  Customer responsiveness to both new products and distribution channels.
  Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.
  Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.
  Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.
  The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty or guarantee what the manner, timing, and potential impacts of the planned relocation of the company’s legal domicile and head office to the United States will be, and if such a relocation can be completed successfully.
  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.
  Changes in the policies of central banks and/or governments.
  Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
  Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.
  The consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or any further consequences of the exit of the United Kingdom from the European Union, and the potential consequences of other European Union countries leaving the European Union.
  Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.
  Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.
  Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.
  Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.
  Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.
  Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.
  Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon's discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes, even if we use words such as "material" or "materiality" in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Attachment

  20260428_PR_Aegon announces tender offer for five series of subordinated notes (https://ml-eu.globenewswire.com/Resource/Download/bdc7044b-4eff-4b48-9086-3ddcb2e947c0)